UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The New Ireland Fund, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 645673104
(CUSIP Number) Phillip Goldstein, Bulldog Investors LLC, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
12/28/2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240-13d.1(f) or 240.13d-1(g), check the following box: [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

12/28/20

1.	NAME OF REPORTING PERSON Bulldog Investors, LLC
2.	CHECK THE BOX IF MEMBER OF A GROUP a [ ] b [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DE

7.	SOLE VOTING POWER 69,512
8.	SHARED VOTING POWER 415,661
9.	SOLE DISPOSITIVE POWER 69,512
10.	SHARED DISPOSITIVE POWER 415,661

11.	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON 485,173 (Footnote 1)
12.	CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY ROW 11 9.86%
14.	TYPE OF REPORTING PERSON IA

1.	NAME OF REPORTING PERSON Phillip Goldstein
2.	CHECK THE BOX IF MEMBER OF A GROUP a [ ] b [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

7.	SOLE VOTING POWER 69,512
8.	SHARED VOTING POWER 415,661
9.	SOLE DISPOSITIVE POWER 69,512
10.	SHARED DISPOSITIVE POWER 415,661

11.	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON 485,173 (Footnote 1)
12.	CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY ROW 11 9.86%
14.	TYPE OF REPORTING PERSON IN

1.	NAME OF REPORTING PERSON Andrew Dakos
2.	CHECK THE BOX IF MEMBER OF A GROUP a [ ] b [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

7.	SOLE VOTING POWER 69,512
8.	SHARED VOTING POWER 415,661
9.	SOLE DISPOSITIVE POWER 69,512
10.	SHARED DISPOSITIVE POWER 415,661

11.	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON 485,173 (Footnote 1)
12.	CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY ROW 11 9.86%
14.	TYPE OF REPORTING PERSON IN

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of New Ireland Fund ("IRL" or the "Issuer").

The principal executive offices of IRL are located at:

KBI GLOBAL INVESTORS (NORTH AMERICA) LTD

201 WASHINGTON ST. 36TH FLOOR

BOSTON MA 02108

Item 2. IDENTITY AND BACKGROUND

(a) This statement is filed on behalf of Bulldog Investors, LLC (a Delaware limited liability company), Phillip Goldstein, and Andrew Dakos.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c) Bulldog Investors, LLC is a registered investment adviser. Messrs. Goldstein and Dakos are members of Bulldog Investors, LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein and Dakos is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS

Shares of the Issuer have been accumulated on behalf of Mr. Goldstein and clients of Bulldog Investors, LLC.

ITEM 4. PURPOSE OF TRANSACTION

See Exhibit B - Letter to IRL Secretary.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As per the N-CSRS filed on June 30, 2020, there were 4,918,806 shares of common stock outstanding as of April 30, 2020. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLC, a registered investment advisor. As of January 6, 2020 Bulldog Investors, LLC is deemed to be the beneficial owner of 485,173 shares of IRL (representing 9.86% of IRL's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 485,173 shares of IRL include 69,512 shares (representing 1.41% of IRL's outstanding shares) that are beneficially owned by Mr. Goldstein. All other shares included in the aforementioned 485,173 shares of IRL beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 415,661 shares (representing 8.45% of IRL's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 69,512 shares. Bulldog Investors, LLC has shared power to dispose of and vote 415,661 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of IRL's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein and Dakos are members of Bulldog Investors, LLC.

c) During the past 60 days the following shares of IRL were sought.

Date	Shares	Price
1/6/2021	3,665	10.8749
1/5/2021	5,158	10.6039
1/4/2021	3,427	10.5218
12/29/2020	17,750	10.4463
12/28/2020	14,400	10.4517

12/24/2020	270	10.1400
12/22/2020	14,990	9.9200
12/21/2020	1,000	9.8993
12/18/2020	1,055	10.1500
12/17/2020	3,000	10.1900
12/9/2020	5,000	9.9900
12/7/2020	3,000	10.0000
12/1/2020	1,000	9.6000
11/20/2020	1,000	9.3400
11/6/2020	88	8.2000

During the past 60 days the following shares of IRL were sold.

Date	Shares	Price
12/22/2020	(2,000)	9.92

d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibits A & B

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/7/21

By: /S/ Phillip Goldstein

Name: Phillip Goldstein

By: /S/ Andrew Dakos

Name: Andrew Dakos

Bulldog Investors, LLC

By: /s/ Andrew Dakos

Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.